SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Doral Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25811P100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,387,402 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,387,402 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,402 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.08%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64111R102	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,277,358 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,277,358 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,358 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.99%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 64111R102	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,387,402 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,387,402 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,387,402 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.08%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64111R102	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,664,760 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,664,760 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,760 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.07%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 64111R102	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,664,760 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,664,760 shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,664,760 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.07%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 64111R102	13G/A	Page 7 of 11 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Doral Financial Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Eton Park Fund, L.P., a Delaware limited partnership ("EP Fund"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by it and the shares of Common Stock issuable upon conversion of the convertible preferred stock of the Company (the "Convertible Preferred Stock") directly owned by it;

(ii) Eton Park Master Fund, Ltd., a Cayman Islands exempted company ("EP Master Fund"), with respect to the shares of Common Stock directly owned by it and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock directly owned by it;

(iii) Eton Park Associates, L.P., a Delaware limited partnership ("EP Associates"), which serves as the general partner of EP Fund, with respect to the shares of Common Stock directly owned by EP Fund and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock directly owned by EP Fund;

(iv) Eton Park Capital Management, L.P., a Delaware limited partnership ("EP Management"), which serves as investment manager to EP Master Fund and EP Fund, with respect to the shares of Common Stock directly owned by each of EP Master Fund and EP Fund and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock directly owned by each of EP Master Fund and EP Fund; and

(v) Eric M. Mindich ("Mr. Mindich"), (i) as managing member of Eton Park Associates, L.L.C., the general partner of EP Associates, with respsect to the shares of Common Stock directly owned by EP Fund and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock directly owned by EP Fund and (ii) as managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, with respect to the shares of Common Stock directly owned by each of EP Master Fund and EP Fund and the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock directly owned by each of EP Fund and EP Master Fund. Mr. Mindich disclaims beneficial ownership of any of the securities held by EP Fund and EP Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 399 Park Ave, 10th Floor, New York, NY 10022.

CUSIP No. 64111R102	13G/A	Page 8 of 11 Pages

Item 2(c).	CITIZENSHIP

EP Fund is a limited partnership organized under the laws of the State of Delaware. EP Master Fund is a company organized under the laws of the Cayman Islands. EP Associates and EP Management are limited partnerships organized under the laws of the State of Delaware. Mr. Mindich is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock par value $0.01 (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

25811P100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon (i) 128,460,423 shares of common stock issued and outstanding, as of November 7, 2012, as reported by the Company in its Quarterly Report on Form 10Q for the quarterly period ended September 30, 2012 filed on November 9, 2012 and (ii) the shares of Common Stock issuable upon conversion of the applicable shares of Convertible Preferred Stock, pursuant to Rule 13d-3(d)(1)(i).

A.	Eton Park Fund, L.P.
	(a)	Amount beneficially owned: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)
	(b)	Percent of class: 1.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-

CUSIP No. 64111R102	13G/A	Page 9 of 11 Pages

(iv)	Shared power to dispose or direct the disposition: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)

B.	Eton Park Master Fund, Ltd.
	(a)	Amount beneficially owned: 1,277,358 (includes 1,389 shares of Common Stock issuable upon conversion of 4,420 shares of Convertible Preferred Stock)
	(b)	Percent of class: 0.99%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,277,358 (includes 1,389 shares of Common Stock issuable upon conversion of 4,420 shares of Convertible Preferred Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,277,358 (includes 1,389 shares of Common Stock issuable upon conversion of 4,420 shares of Convertible Preferred Stock)

C.	Eton Park Associates, L.P.
	(a)	Amount beneficially owned: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)
	(b)	Percent of class: 1.08%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,387,402 (includes 47,920 shares of Common Stock issuable upon conversion of 152,475 shares of Convertible Preferred Stock)

D.	Eton Park Capital Management, L.P.
	(a)	Amount beneficially owned: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock)
	(b)	Percent of class: 2.07%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock)

E.	Eric M. Mindich
	(a)	Amount beneficially owned: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock))
	(b)	Percent of class: 2.07%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,664,760 (includes 49,309 shares of Common Stock issuable upon conversion of 156,895 shares of Convertible Preferred Stock)

CUSIP No. 64111R102	13G/A	Page 10 of 11 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64111R102	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2013

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Master Fund, Ltd. and Eton Park Fund, L.P.

/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated as of August 17, 2007 attached as Exhibit 2 to the original Schedule 13G filed by the Reporting Persons on August 13, 2010.